Exhibit 99.1

FIVE-YEAR SUMMARY

(In Thousands, Except for Per Share Amounts and Footnote Data)

Year Ended December 31	2015 (a)	2014	2013	2012	2011
Results of Operations
Net sales	$3,651,335	$2,445,548	$2,394,270	$2,519,154	$2,651,667
Costs and expenses	3,208,900	2,174,250	1,817,595	2,119,371	2,131,919
Operating profit	442,435	271,298	576,675	399,783	519,748
Interest and financing expenses	(132,722)	(41,358)	(31,559)	(32,800)	(37,574)
Other income (expenses), net	48,474	(16,761)	(6,674)	1,229	357
Income from continuing operations before income taxes and equity in net income of unconsolidated investments	358,187	213,179	538,442	368,212	482,531
Income tax expense	29,122	18,484	134,445	80,433	104,471
Income from continuing operations before equity in net income of unconsolidated investments	329,065	194,695	403,997	287,779	378,060
Equity in net income of unconsolidated investments (net of tax)	30,999	35,742	31,729	38,067	43,754
Net income from continuing operations	360,064	230,437	435,726	325,846	421,814
(Loss) income from discontinued operations (net of tax)	—	(69,531)	4,108	4,281	(1,617)
Net income	360,064	160,906	439,834	330,127	420,197
Net income attributable to noncontrolling interests	(25,158)	(27,590)	(26,663)	(18,591)	(28,083)
Net income attributable to Albemarle Corporation	$334,906	$133,316	$413,171	$311,536	$392,114
Financial Position and Other Data
Total assets	$9,615,014	$5,223,103	$3,584,797	$3,437,291	$3,203,824
Operations:
Working capital	$214,318	$2,208,964	$1,046,552	$1,022,304	$954,442
Current ratio	1.13	2.94	3.40	3.66	3.38
Depreciation and amortization	$260,076	$103,572	$107,370	$99,020	$96,753
Capital expenditures	$227,649	$110,576	$155,346	$280,873	$190,574
Investments in joint ventures	$—	$—	$—	$—	$10,868
Acquisitions, net of cash acquired	$2,100,490	$—	$2,565	$3,360	$13,164
Research and development expenses	$102,871	$88,310	$82,246	$78,919	$77,083
Gross profit as a % of net sales	32.8	31.5	35.5	35.7	35.9
Total long-term debt	$3,852,019	$2,934,131	$1,078,864	$699,288	$763,673
Total equity(b)	$3,401,313	$1,488,635	$1,742,776	$1,932,008	$1,678,827
Total long-term debt as a % of total capitalization	53.1	66.3	38.2	26.6	31.3
Net debt as a % of total capitalization(c)	51.7	22.6	25.2	9.6	13.9
Common Stock
Basic earnings (loss) per share
Continuing operations	$3.01	$2.57	$4.88	$3.44	$4.35
Discontinued operations	$—	$(0.88)	$0.05	$0.05	$(0.02)

Shares used to compute basic earnings per share	111,182	78,696	83,839	89,189	90,522
Diluted earnings (loss) per share
Continuing operations	$3.00	$2.57	$4.85	$3.42	$4.30
Discontinued operations	$—	$(0.88)	$0.05	$0.05	$(0.02)
Shares used to compute diluted earnings per share	111,556	79,102	84,322	89,884	91,522
Cash dividends declared per share	$1.16	$1.10	$0.96	$0.80	$0.67
Total equity per share(b)	$30.31	$19.08	$21.77	$21.73	$18.90
Return on average total equity	13.7%	8.3%	22.5%	17.3%	24.9%
Footnotes:

(a)	On January 12, 2015, we completed the acquisition of Rockwood Holdings, Inc. (“Rockwood”). Results for 2015 include the operations of Rockwood commencing on January 13, 2015.

(b)
Equity reflects the repurchase of common shares amounting to: 2015—0; 2014—2,190,254; 2013—9,198,056; 2012—1,092,767; and 2011—3,000,000. 2015 also includes the impact of 34,113,064 shares of common stock issued in connection with the acquisition of Rockwood.

(c)
We define net debt as total debt plus the portion of outstanding joint venture indebtedness guaranteed by us (or less the portion of outstanding joint venture indebtedness consolidated but not guaranteed by us), less cash and cash equivalents.